

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 27, 2006

Mr. Marco Mangiagalli
Chief Financial Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome, Italy

      Re: **Eni SpA**
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed June 21, 2006
               File No. 001-14090

Dear Mr. Mangiagalli:

      We have completed our review of your 2005 Form 20-F, and do not, at this time, have any further comments.

                       Sincerely,

                       Karl Hiller
                       Branch Chief